July 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ethan Horowitz

Re:       EQT Corporation

Form 10-K for Fiscal Year Ended

December 31, 2014

Filed on February 12, 2015

File No. 1-03551

Ladies and Gentlemen:

Set forth below are the responses of EQT Corporation (the Company) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated July 9, 2015, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Reconciliation of Non-GAAP Measures, page 37

1.                                    Please revise to provide additional disclosure explaining how the non-GAAP measure “EQT Production adjusted net operating revenues” provides useful information to investors regarding your financial condition and results of operations.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.  As part of your revised disclosure, please revise to more clearly explain why management reviews and reports the EQT Production segment results with third-party transportation and processing costs reflected as a deduction from operating revenues.

Response:  As noted on page 35 of the Company’s Form 10-K for the fiscal year ended December 31, 2014 (2014 Form 10-K), “EQT Production adjusted net operating revenues are presented because it is an important measure used by the Company’s management to evaluate period-to-period comparisons of earnings.”  As further noted on page 38 of the 2014 Form 10-K, “The Company’s management reviews and reports the EQT Production segment results with third-party transportation and processing costs reflected as a deduction from operating revenues as management believes this presentation provides a more useful view of average net sales price and is consistent with industry practices.”    In future filings, the Company will add the following additional disclosures in the Reconciliation of Non-GAAP Measures section:

July 22, 2015

“EQT Production adjusted net operating revenues are presented because it is an important measure used by the Company’s management to evaluate period-to-period comparisons of earnings and cash flow trends. EQT Production adjusted net operating revenues as presented includes the net cash settlements received (paid) on derivatives and includes transportation and processing costs, as reported in EQT Production segment results,  reflected as a deduction from operating revenues.  Management believes that the presentation of EQT Production adjusted net operating revenues that reflect only the cash activity of settled derivatives contracts provides useful information for investors to evaluate cash flow trends and is consistent with industry practices.  Management also believes that the presentation of third-party transportation and processing costs as deductions from operating revenues provide investors with a more meaningful approach  to calculate an average realized price for the period(s) presented and is consistent with industry practices.”

Beginning with the Company’s Form 10-Q for the quarter ended March 31, 2015 (First Quarter Form 10-Q), the EQT Production segment results now reflect third-party transportation and processing costs as a separate line item within operating expenses, rather than as a deduction from operating revenues.  The calculation of EQT Production adjusted net operating revenues in the First Quarter Form 10-Q includes a deduction from operating revenues for third-party transportation and processing costs as a separate line item.

Outlook, page 47

2.                                    We note that your proved undeveloped reserves (“PUDs”) increased due to extensions and discoveries of 2,158 Bcfe and 2,829 Bcfe during the fiscal years ended December 31, 2013 and 2014, respectively.  As a result, PUDs increased by approximately 67% in 2013 and 65% in 2014.  Please tell us how your decision to reduce your capital expenditure spending plan in response to decreases in commodity prices will impact your ability to develop your new PUDs in a timely manner.  As part of your response, please tell us whether this change to your capital expenditure spending plan was made in anticipation of an improvement in commodity prices over the term of your development plan.  In addition, please explain how your development plan will be affected if commodity prices remain at current levels. Refer to Rule 4-10(a)(31) of Regulation S-X.

Response:  The Company does not believe its decision to reduce its 2015 capital expenditure spending  plan in response to decreases in commodity prices will impact its ability to develop the Company’s PUDs in a timely manner.  The Company determined its PUD reserves as of December 31, 2014 in accordance with SEC guidelines and the PUD reserves are aligned with the Company’s reduced capital spending plan, which is expected to result in the conversion of approximately 20% of proved undeveloped reserves to proved developed reserves annually.  The Company based its reduced capital plan on the best information available at the time, including market data relative to future commodity pricing.  A prolonged low price environment could reduce the Company’s future pace of development.

The Company also plans to add the following disclosure in the “Outlook” section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015:

“A prolonged low price environment could adversely affect the pace of the development of the Company’s reserves.”

July 22, 2015

Financial Statements and Supplementary Data

Statements of Consolidated Income, page 64

3.                                    We note that you generate revenue from the sale of natural gas, natural gas liquids, and oil and from midstream services.  Please tell us how you considered separately disclosing revenue from the sale of products and revenue from services on the face of your statements of consolidated income.  Refer to Rule 5-03(b)(1) of Regulation S-X.

Response:  We acknowledge the Staff’s comment.  Recent growth in our pipeline service business, together with decreased commodity prices result in service revenues of slightly over 10% of our total operating revenues.  In future filings, the Company will separately disclose on the face of the Statements of Consolidated Income revenues from the sale of products and revenues from services.

Notes to Consolidated Financial Statements

Note 21 – Natural Gas Producing Activities, page 110

Production Costs, page 110

4.                                    Please revise your disclosure of capitalized costs relating to oil- and gas-producing activities to separately disclose capitalized costs of unproved properties.  Refer to FASB ASC 932-235-50-14.

Response:  The Company separately disclosed capitalized costs of unproved properties under the Summary of Significant Accounting Policies footnote on page 72 in the 2014 Form 10-K.  In future filings, the Company will add the same disclosure to the Natural Gas Producing Activities footnote.

Reserve Information, page 111

5.                                    Please revise your disclosure of changes in the net quantities of proved reserves to separately disclose proved developed and proved undeveloped reserve quantities and to present the total quantity of proved reserves by line item for all products (i.e., natural gas, natural gas liquids, and oil).  Refer to FASB ASC 932-235-50-4 and 932-235-55-2.

Response:  We acknowledge the Staff’s comment and will modify the disclosure of changes in the net quantities of proved reserves in our future Form 10-K filings to separately disclose the proved developed and proved undeveloped reserve quantities and present the total quantity of proved reserves by line items for all products.

July 22, 2015

In connection with the above response, the Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact Terri Bone, Vice President, Finance and Chief Accounting Officer, at 412-553-5785 or at tbone@eqt.com.

Very truly yours,

EQT CORPORATION

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President and Chief Financial Officer

cc:                              Lewis B. Gardner, General Counsel and Vice President, External Affairs